AUTOMATIC DATA PROCESSING, INC.

CLAWBACK POLICY

The Board of Directors (“Board”) of Automatic Data Processing, Inc. (the “Company”) has adopted this Policy and the Compensation and Management Development Committee (“CMDC”) of the Board is appointed to administer the Policy.

I.    Clawbacks Required by Rule 10D-1 of the Securities Exchange Act of 1934 and Nasdaq Rules

A.Application

Part I of this Policy applies in the event of any accounting restatement (“Restatement”) of the Company’s financial results due to its material non-compliance with financial reporting requirements under the applicable federal securities laws. This does not apply to restatements that are not caused by non-compliance with financial reporting requirements, such as, but not limited to, a retrospective: (1) application of a change in accounting principles; (2) revision to reportable segment information due to a change in the structure of the Company’s internal organization; (3) reclassification due to a discontinued operation; (4) application of a change in reporting entity, such as from a reorganization of entities under common control; and (5) revision for stock splits, reverse stock splits, dividends or other changes in capital structure.

B.     Covered Officers

The officers covered by this Part I are collectively referred to as “Covered Officers” and constitute all the current or former (i) “executive officers” of the Company (as defined under Nasdaq Rule 5608), including the Company’s current or former Chief Executive Officer, President, Chief Financial Officer, Controller, any Vice-President of the Company in charge of a principal business unit, division or function, and any other current or former officer or person (including executives of Company subsidiaries) who performs or performed a significant policy-making function for the Company, and (ii) other “corporate officers” appointed by the Board. All of these Covered Officers are subject to this Part I, even if a Covered Officer had no responsibility for the material non-compliance with financial reporting requirements which resulted in a required restatement. The Board determines who shall be an executive officer or corporate officer (and therefore, a Covered Officer) for purposes of this Part I on an annual basis or from time to time as appropriate.

C.     Covered Compensation and Clawback Period

This Part I covers all incentive-based compensation (including any cash or equity compensation) that is granted, earned or vested based wholly or in part upon the attainment of any “financial reporting measure” (“Incentive-based Compensation”). This Part I applies to any Incentive-based Compensation received by a Covered Officer during the period (the “Clawback Period”) consisting of any of the three completed fiscal years immediately preceding:

•the date that the Company’s Audit Committee (or Board) concludes, or reasonably should have concluded, that the Company is required to prepare a Restatement, or

•the date that a court, regulator, or other legally authorized body directs the Company to prepare a Restatement.

Financial reporting measures are those that are determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements and any measures derived wholly or in part from such financial information (including non-GAAP measures, stock price and total shareholder return). Incentive-based Compensation is deemed “received” in the fiscal period during which the applicable financial reporting measure (as specified in the terms of the award) is attained (the “Performance Period”), even if the payment or grant occurs after the end of that fiscal period. The Clawback Period with respect to a Covered Officer applies to Incentive-based Compensation received by the Covered Officer (i) after beginning services as a Covered Officer (including compensation derived from an award authorized before the individual is newly hired as a Covered Officer, e.g., inducement grants) and (ii) if that person served as a Covered Officer at any time during the Performance Period for such Incentive-based Compensation.
Incentive-based Compensation does not include base annual salary, compensation which is awarded based solely on service to the Company (e.g., a time-vested award, including time-vesting restricted stock units), or compensation which is awarded based solely on subjective standards, strategic measures (e.g., client satisfaction, ESG targets, etc.) or operational measures (e.g., measures seeking to reduce low value contact per client, etc.) that are, in each case, not based on financial reporting measures.

D.     Amount Required to be Repaid

The amount of Incentive-based Compensation that must be repaid by the Covered Officer pursuant to this Part I (subject to the few limitations discussed below) is the amount of Incentive-based Compensation received by the Covered Officer that exceeds the amount of Incentive-Based Compensation that otherwise would have been received had it been determined based on the Restatement (the “Recoverable Amount”). Applying this definition, after a Restatement, the Company will recalculate the applicable financial reporting measure and the Recoverable Amount in accordance with SEC and Nasdaq listing requirements. The Company will determine whether, based on that financial reporting measure as calculated relying on the original financial statements, a Covered Officer received a greater amount of Incentive-based Compensation than would have been received applying the recalculated financial measure. Where Incentive-based Compensation is based only in part on the achievement of a financial reporting measure performance goal, the Company will determine the portion of the original Incentive-based Compensation based on or derived from the financial reporting measure which was restated and will recalculate the affected portion based on the financial reporting measure as restated to determine the difference between the greater amount based on the original financial statements and the lesser amount that would have been received based on the Restatement. The Recoverable Amounts will be calculated on a pre-tax basis to ensure that the Company recovers the full amount of Incentive-based Compensation that was erroneously awarded. Documentation of the Company's calculation of the Recoverable Amount shall be maintained and may be provided to Nasdaq as required by Nasdaq rules.

In no event shall the Company be required to award Covered Officers an additional payment if the Restatement would have resulted in a higher incentive compensation payment.

If equity compensation (constituting a Recoverable Amount of Incentive-based Compensation) is recoverable due to being granted to the Covered Officer or becoming vested, in each case in the Clawback Period, the Company will recover the excess portion of the equity award that would not have been granted or vested based on the Restatement, as follows:

•if the equity award is still outstanding, the Covered Officer will forfeit the excess portion of the award;

•if the equity award has been exercised or settled into shares (the “Underlying Shares”), and the Covered Officer still holds the Underlying Shares, the Company will recover the number of Underlying Shares relating to the excess portion of the award (less any exercise price paid for the Underlying Shares); and

•if the Underlying Shares have been sold by the Covered Officer, the Company will recover the proceeds received by the Covered Officer from the sale of the Underlying Shares relating to the excess portion of the award (less any exercise price paid for the Underlying Shares).

The CMDC will take such action as it deems appropriate, in its sole and absolute discretion, reasonably promptly to recover the Recoverable Amount, unless it determines that it would be impracticable to recover such amount because (1) the Company has made a reasonable and documented attempt to recover the Recoverable Amount and has determined that the direct costs of enforcing recovery would exceed the Recoverable Amount or (2) recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and regulations thereunder. To the extent the Recoverable Amount represents an award which has previously been deferred, such deferred compensation award shall be forfeited. Without otherwise limiting the Company’s authority to recover the Recoverable Amount hereunder, the Company shall have the authority to unilaterally forfeit a Covered Officer’s deferred compensation, subject to compliance with Section 409A of the Internal Revenue Code.

II.     Clawback Required by Section 304 of the Sarbanes-Oxley Act of 2002

In addition to Part I above, if the Company is required to prepare an accounting restatement due to the material noncompliance of the Company, as a result of misconduct, with any financial reporting requirement under the federal securities laws, then, in accordance with Section 304 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act of 2002”), the Chief Executive Officer and Chief Financial Officer (at the time the financial document embodying such financial reporting requirement was originally issued) shall reimburse the Company for:

•any bonus or other incentive-based or equity-based compensation received from the Company during the 12-month period following the first public issuance or filing with the Commission (whichever first occurs) of such financial document; and

•any profits realized from the sale of securities of the Company during that 12-month period.

III.     Crediting of Recovery Amounts

To the extent that Part I of this Policy would provide for recovery of compensation by the Company pursuant to Part II of this Policy and/or any other recovery obligations (including pursuant to employment agreements, or plan awards), the amount such Covered Officer has already reimbursed the Company shall be credited to the required recovery under Part I of this Policy. Recovery pursuant to Part I of this Policy does not preclude recovery under Part II or Part IV of this Policy, to the extent any applicable amounts have not been reimbursed to the Company.

IV.     Additional Discretionary Clawbacks

In addition to the clawback provisions described in Parts I and II of this Policy above, in the event that a Covered Officer, without the consent of the Company, while employed by or providing services to the Company or any affiliate (or after termination of such employment or service), violates a noncompetition, non-solicitation or non-disclosure covenant or agreement or otherwise engages in activity that is in conflict with or adverse to the interest of the Company or any affiliate, including fraud, as determined by the CMDC (or its designee) in its sole discretion, the CMDC (or its designee) may, in its sole discretion, require reimbursement or forfeiture of any “Incentive Compensation” (as defined below in this Part IV) received by any Covered Officer on or after October 2, 2023. The CMDC (or its designee) will determine, in its sole discretion, the method for recouping Incentive Compensation hereunder, which may include, without limitation, the cancellation of an award, requiring reimbursement of cash incentive compensation previously paid, seeking recovery of any gain realized on the vesting, exercise, settlement, sale, transfer or other disposition of any equity-based awards or cash, shares or property received in respect thereof, or taking any other remedial and recovery action permitted by law, as determined by the CMDC (or its designee). For purposes of this Part IV only, Incentive Compensation means (i) annual cash bonuses and other short- and long-term cash incentives and (ii) stock options, stock appreciation rights, restricted stock, restricted stock units, performance shares, performance share units, and any other equity or equity-based awards.

V.     General Provisions

This Policy shall apply to compensation received on or after October 2, 2023. Compensation received prior to October 2, 2023 shall be subject to the Company’s clawback policy in effect as of November 30, 2023. This Policy may be amended by the Board from time to time. Changes to this Policy will be communicated to all persons to whom this Policy applies.

The Company will not indemnify or provide insurance to cover any repayment of compensation in accordance with this Policy.

The provisions of this Policy apply to the fullest extent of the law; provided however, to the extent that any provisions of this Policy are found to be unenforceable or invalid under any applicable law, such provision will be applied to the maximum extent permitted, and shall automatically be deemed amended in a manner consistent with its objectives to the extent necessary to conform to any limitations required under applicable law.

For the avoidance of doubt, no recovery of compensation under this Policy will be an event giving rise to a right to resign for “good reason” or be deemed a “constructive termination” (or any similar terms) as such terms are used in any arrangement or agreement that applies to a Covered Officer. This Policy is in addition to (and not in lieu of) any right of repayment, forfeiture or right of offset against any Covered Officer that is required pursuant to any other statutory repayment requirement (regardless of whether implemented at any time prior to or following the adoption of this Policy). Nothing in this Policy in any way detracts from or limits any obligation that those subject to it have in law or pursuant to a management, employment, consulting, equity award or other plan or agreement with the Company or any of its subsidiaries.

This Policy shall be binding and enforceable against all Covered Officers and their beneficiaries, heirs, executors, administrators or other legal representatives.

All determinations and decisions made by the Board (or any committee thereof, including the CMDC) pursuant to the provisions of this Policy shall be final, conclusive and binding on the Company, its subsidiaries and the persons to whom this Policy applies. Covered Officers are required to acknowledge that they have read this Policy annually and understand that this Policy shall be binding and enforceable against them. If you have questions about the interpretation of this Policy, please contact the Chief Legal Officer.

Effective: December 1, 2023